SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BBX Capital Corporation

(Name of Subject Company (Issuer))

BFC Financial Corporation

(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

05540P 100

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

BFC Financial Corporation

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

(954) 940-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$95,424,420	$11,088.32

(1)	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (together with the associated preferred share purchase rights) at a purchase price of $20.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as updated by Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per $1,000,000 of the transaction valuation. The full amount of the filing fee has been offset as set forth below.
(3)	The filing fee was previously paid in connection with the filing on March 20, 2015 of the initial Tender Offer Statement on Schedule TO through the fee offset described below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,910.56	Filing Party: BFC Financial Corporation
Form or Registration No.: Form S-4 (333-190036)	Date Filed: February 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with this Amendment and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) filed by BFC Financial Corporation, a Florida corporation (“BFC”), on March 20, 2015. The Schedule TO relates to the offer by BFC to purchase up to 4,771,221 shares of Class A Common Stock, par value $0.01 per share, together with the associated preferred share purchase rights (collectively, the “Shares”), of BBX Capital Corporation (“BBX Capital”) at a price of $20.00 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2015 (as it may be amended and supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended and supplemented, the “Letter of Transmittal” and, collectively with the Offer to Purchase, the “Offer”), copies of which are filed with this Schedule TO as exhibits. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the the Offer to Purchase, in each case as specifically set forth below. Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchaser and Letter of Transmittal is incorporated herein by reference in response to the Items of Schedule TO, and is amended and supplemented by the information specifically set forth in this Amendment.

As permitted by General Instruction G to Schedule TO, this Amendment is also an amendment to the Schedule 13D filed by BFC on August 28, 2008, as previously amended, with respect to the Class A Common Stock of BBX Capital.

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CUSIP No. 05540P 100

1.	Names of Reporting Persons BFC Financial Corporation (I.R.S. No. 59-2022148)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,328,356(1)
8. Shared Voting Power 42
9. Sole Dispositive Power 8,328,356(1)
10. Shared Dispositive Power 42

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,328,398(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.5%
14.	Type of Reporting Person (See Instructions) HC

(1)	Includes 195,045 shares of BBX Capital’s Class B Common Stock owned by BFC. These shares are convertible at any time in BFC’s discretion on a share-for-share basis into BBX Capital’s Class A Common Stock.

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Items 1, 2, 4, 5, 6, 7, 8 and 11

The Offer to Purchase and Items 1, 2, 4, 5, 6, 7, 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The section of the Offer to Purchase entitled (a) “Summary Term Sheet” is hereby amended and supplemented by replacing the second-to-last sentence of the response to the question captioned “What is your source of funds for paying for the Shares?”, and (b) “The Offer – Section 10 (Source and Amount of Funds)” is hereby amended and supplemented by replacing the second-to-last sentence of such section, in each case with the following:

“The Offer is subject to a financing condition, meaning that if we are unable to obtain financing in an amount sufficient to fund the Offer and to pay related fees and expenses, we will not be required to close the Offer.”

2.	The section of the Offer to Purchase entitled “Summary Term Sheet” is also hereby amended and supplemented by replacing the first bulletpoint in the response to the question captioned “Are there any conditions to the Offer?” with the following:

•	“the consummation by us of financing transactions resulting in aggregate proceeds to us that are sufficient to fund our purchase of Shares in the Offer and to pay related fees and expenses”;

3.	The section of the Offer to Purchase entitled ‘Introduction” is hereby amended and supplemented by replacing the second sentence of the second paragraph of such section with the following:

“If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, certificates for such unpurchased Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility (as defined in “The Offer - Section 4”)), without expense to you, promptly following the expiration or termination of the Offer.”

4.	“The Offer - Section 2 (Background of the Offer; Purpose of the Offer; Plans for BBX Capital After the Offer; Certain Effects of the Offer)” of the Offer to Purchase is hereby amended and supplemented by inserting the following before the last paragraph of the “Plans for BBX Capital after the Offer” subsection:

“On April 1, 2015, BFC delivered two letters to the special committee of BBX Capital’s Board of Directors. In the first letter, BFC confirmed its undertaking, in the event BFC obtains an 80% or greater ownership interest in BBX Capital, to enter into a tax sharing agreement with Woodbridge, Bluegreen and BBX Capital pursuant to which, among other customary terms and conditions, any company within the consolidated group that uses net operating losses or tax credits of another company within the group to offset its taxable income would pay to the other company an amount equal to the tax benefit it realizes as a result of the use of the other company’s net operating losses or tax credits. BFC also confirmed in the first letter that it currently intends to seek an ownership interest in BBX Capital of at least 80% and has no current plans or intentions to dispose of its investment in BBX Capital or decrease its ownership interest in BBX Capital to less than its ownership interest immediately following consummation of the Offer. In the other letter, BFC agreed that, for a period of one year following consummation, if any, of the Offer, BFC will not, without the approval of a majority of the independent directors then serving on the BBX Capital’s Board of Directors, take any action for the purpose of causing, or which would have a reasonable likelihood of causing: (a) BBX Capital’s Class A Common Stock to be delisted from the NYSE or deregistered under the Exchange Act, or (b) BBX Capital’s Board of Directors not to continue to meet certain specified corporate governance requirements set forth in the listing standards of the NYSE. The letters delivered by BFC to the special committee of BBX Capital’s Board of Directors on April 1, 2015 are attached as Exhibits (d)(1) and (d)(2) to the Schedule TO and are incorporated herein by reference.”

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5.	“The Offer - Section 3 (Acceptance of and Payment for Shares)” of the Offer to Purchase is hereby amended and supplemented by replacing the second-to-last paragraph of such section with the following:

“If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, promptly following the expiration or termination of the Offer.”

6.	“The Offer - Section 8 (Certain Information Concerning BBX Capital)” of the Offer to Purchase is hereby amended and supplemented by deleting the last two sentences of the first paragraph of such section so that such paragraph reads as follows:

“Except as specifically set forth herein, the information concerning BBX Capital contained in this Offer to Purchase has been taken from or is based upon BBX Capital’s public filings with the SEC (which may be obtained and inspected as described below). The summary information set forth below is qualified in its entirety by reference to and should be considered in conjunction with the more comprehensive financial and other information in such filings.”

7.	“The Offer - Section 12 (Conditions of the Offer)” of the Offer to Purchase is hereby amended and supplemented by replacing the first bulletpoint set forth in such section with the following:

•	“we do not consummate financing transactions resulting in aggregate proceeds to us of at least $95 million in order to fund our purchase of Shares in the Offer and to pay related fees and expenses”;

8.	“The Offer - Section 12 (Conditions of the Offer)” of the Offer to Purchase is also hereby amended and supplemented by replacing the last bulletpoint set forth in such section with the following:

•	“any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained”.

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Item 12	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(d)(1)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BFC’s Current Intentions as to its Ownership Interest in BBX Capital Corporation and the Potential Tax Sharing Agreement
(d)(2)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BBX Capital’s Class A Common Stock’s Registration under the Securities Exchange Act of 1934, Listing on the New York Stock Exchange and Related Corporate Governance Matters

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC Financial Corporation

/s/ Raymond S. Lopez
Name: Raymond S. Lopez
Title: Chief Financial Officer and Chief Accounting Officer

Date: April 6, 2015

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Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated March 20, 2015*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*
(a)(5)(i)	Press Release issued by BFC, dated March 17, 2015 (incorporated by reference to the Schedule TO-C filed by BFC with the SEC on March 17, 2015)*
(b)	None
(d)(1)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BFC’s Current Intentions as to its Ownership Interest in BBX Capital Corporation and the Potential Tax Sharing Agreement
(d)(2)	Letter dated April 1, 2015 from BFC Financial Corporation to the Special Committee of BBX Capital Corporation’s Board of Directors relating to BBX Capital’s Class A Common Stock’s Registration under the Securities Exchange Act of 1934, Listing on the New York Stock Exchange and Related Corporate Governance Matters
(g)	None
(h)	None

* Previously filed

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